FORM 4			UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549				OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP						OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* SCHWARTZ, MARTIN M.	2. Issuer Name and Ticker or Trading Symbol THERMA-WAVE, INC. (TWAV)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) 22204 Via Camino Court	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year July 2002			X Director 10% Owner X Officer (give Other (specify title below) below) ______________________________
(Street) Cupertino, CA 95014			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person _____ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I _ Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially owned at End of Month	6. Owner-ship Form: Direct (D) or Indirect	7. Nature of Indirect Beneficial Owner-ship
	Day/ Year)	Code	V	Amount	(A) or (D)	Price	(Instr. 3 and 4)	(I) (Instr. 4)	(Instr. 4)
Common Stock, Par Value $.01 per share	06/28/02	V		375	A	$8.730		D
Common Stock, Par Value $.01 per share	07/31/02	P		12,000	A	$2.420	16,125	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. (Over)
SEC 1474 (3-99)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri-vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Secur-ity (Instr. 5)	9. Number of deriva-tive Secur-ities Bene-ficially Owned at End of Month (Inst. 4)	10. Owner- ship Form of Deriva-tive Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi-cial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exerisable	Expiration Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)	$4.000						08/03/99	08/03/08	Common Stock, Par Value $.01 per share	40,000		40,000	D
Non-Qualified Stock Option (right to buy)	$6.000						07/20/00	07/20/09	Common Stock, Par Value $.01 per share	37,500		37,500	D
Non-Qualified Stock Option (right to buy)	$13.400						07/27/02	07/27/11	Common Stock, Par Value $.01 per share	40,000		40,000	D
Non-Qualified Stock Option (right to buy)	$21.313						07/31/01	07/31/10	Common Stock, Par Value $.01 per share	40,000		40,000	D
Non-Qualified Stock Option (right to buy)	$4.000						08/03/00	08/03/08	Common Stock, Par Value $.01 per share	40,000		40,000	D
Non-Qualified Stock Option (right to buy)	$6.000						07/20/01	07/20/09	Common Stock, Par Value $.01 per share	37,500		37,500	D
Non-Qualified Stock Option (right to buy)	$4.000						08/03/01	08/03/08	Common Stock, Par Value $.01 per share	40,000		40,000	D
Non-Qualified Stock Option (right to buy)	$6.000						07/20/02	07/20/09	Common Stock, Par Value $.01 per share	37,500		37,500	D
Non-Qualified Stock Option (right to buy)	$4.000						08/03/02	08/03/08	Common Stock, Par Value $.01 per share	40,000		40,000	D
Non-Qualified Stock Option (right to buy)	$6.000						07/20/03	07/20/09	Common Stock, Par Value $.01 per share	37,500		37,500	D
Non-Qualified Stock Option (right to buy)	$4.000						08/03/03	08/03/08	Common Stock, Par Value $.01 per share	40,000		40,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. _______________

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. SEC 1474 (3-99)